EXHIBIT F

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$24,316,463.50	0.0001531%	$3,722.85

Fees Previously Paid			—

Total Transaction Valuation	$24,316,463.50

Total Fees Due for Filing			$3,722.85

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$3,722.85

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